INVESTMENT MANAGEMENT
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(d)(3)(iv)

January 1, 2020

Voya Variable Products Trust

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258-2034

Re: Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement to the Expense Limitation Agreement ("ELA") between Voya Investments, LLC ("VIL") and Voya Variable Products Trust ("VVPT"), on behalf of Voya SmallCap Opportunities Portfolio (the "Portfolio"), intending to be legally bound hereby, VIL, the investment manager to the Portfolio, agrees that, from January 1, 2020 through May 1, 2021, VIL shall waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Portfolio shall be as follows:

		Maximum Operating Expense Limit
Name of Fund		(as a percentage of average net assets)
	Adviser	Class I	Class R6	Class S	Class S2
	Class
Voya SmallCap Opportunities	1.35%	0.85%	0.85%	1.10%	1.25%
Portfolio

We are willing to be bound by this letter agreement for the period from January 1, 2020 through May 1, 2021. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the ELA shall apply. VIL acknowledges that: (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future; and (2) it shall not be entitled to collect on or make a claim for reimbursed expenses at any time in the future. This letter agreement shall terminate upon termination of the ELA.

January 1, 2020

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of VVPT.

Sincerely,

By: _/s/ Todd Modic_____________________

Todd Modic

Senior Vice President

Voya Investments, LLC

Accepted:

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
Voya Variable Products Trust